August 29, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

	Re:	DaVita Inc.
Registration Statement on Form S-4
Filed July 6, 2012
File No. 333-182572

Mr. Reynolds and Mr. Williamson:

On behalf of our client, DaVita Inc. (“DaVita” or the “Company”), we have electronically transmitted under separate cover Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-182572) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”).

This letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated August 2, 2012 (the “Comment Letter”), with respect to the Registration Statement. For your convenience, we have enclosed a marked copy of Amendment No. 1 with this letter, reflecting all changes from the Registration Statement as filed on July 6, 2012.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General

1.	In several analyst calls and publicly available presentations you refer to various metrics, trends, and events regarding HCP such as:

•	inpatient acute bed days per 1,000 patients;

•	30 day all cause readmission rates;

•	commercial enrollment rate pressures;

•	changes to Medicare and Medicare Advantage; and,

•	a step-up in tax basis.

Currently it is unclear how these metrics, trends, and events factored into the due diligence, negotiations, valuation, and ultimate decision to enter into the transaction at this time. To the extent material, please revise under “Background of the Merger,” “Recommendation of DaVita’s Board of Directors and Reasons for the Transaction,” and “HCP’s Reasons for the Merger; Recommendation of the HCP Board” to address in greater detail. Finally, in order to give the reader a greater understanding of how the business is managed, please consider enhancing the MD&A Overview on page 154 to address these or similar metrics, trends, events or uncertainties. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

In response to the Staff’s comment, the Company has revised its disclosure under “Background of the Merger,” “Recommendation of DaVita’s Board of Directors and Reasons for the Transaction,” “HCP’s Reasons for the Merger; Recommendation of the HCP Board” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—HCP—Overview and Recent Developments” on pages 80, 92, 94 and 182 of Amendment No. 1, respectively.

2.	Please revise the Prospectus Cover Page and the Questions and Answers to disclose the dollar value of the consideration payable on a per unit basis in plain English. Similarly, please separately disclose the dollar value of the holdbacks and earn-outs on a per unit basis in plain English. In addition, each place that you refer to the consideration payable, provide clear disclosure of the amount that will initially be paid to shareholders, the amount that will be in escrow, and provide clear disclosure of the amount that may not be paid based upon certain contingencies. Lastly, we note that the merger consideration may be reduced by an “Estimated Shortfall Amount.” Provide clear disclosure throughout the prospectus, each time you discuss the consideration.

In response to the Staff’s comment, the Company has revised the prospectus cover page, “Questions and Answers about the Special Meeting of the HCP Members” on page 3 of Amendment No. 1 and additional disclosures set forth on pages 11, 13, 14, 15, 39, 116, 118, 122 and 123 of Amendment No. 1.

3.	Please revise the prospectus cover page to provide clear disclosure of the public offering, including the resale registration. Similarly, the registration statement fee table should be revised to reflect the entire offering.

In response to the Staff’s comment, the Company has revised the prospectus cover page to provide clear disclosure of the resale registration.

The Company respectfully advises the Staff that the registration fee table included in the Registration Statement reflected the entire offering, with the number of shares of DaVita Common Stock set forth in the column entitled “Amount to be Registered” comprising the maximum number of shares to be issued in connection with the Merger. In accordance with Rule 457(f)(5) of the Securities Act, no additional filing fee is required to be paid in respect of the resale transaction. Therefore, the Company has not revised the number of shares of DaVita Common Stock set forth on the registration statement fee table in Amendment No. 1. The Company has clarified footnote 2 to the registration fee table in response to the Staff’s comment.

4.	Please provide the disclosure required by Item 18(a)(7) of Form S-4.

The Company respectfully advises the Staff that it believes that it has substantially complied with Item 18(a)(7) of Form S-4. First, with respect to DaVita’s current directors and executive officers, the disclosure required by Item 18(a)(7) of Form S-4 is incorporated by reference to DaVita’s annual report on Form 10-K for the year ended December 31, 2011 and filed with the Commission on February 24, 2012 and DaVita’s 2012 definitive proxy statement filed with the Commission on April 27, 2012.

Item 18(a)(7) of Form S-4 requires disclosure with respect to “each person who will serve as a director or an executive officer of [DaVita HealthCare Partners Inc.] . . . .” Other than DaVita’s current directors and executive officers, Dr. Margolis is the only person subject to Item 18(a)(7). Dr. Margolis will become Co-Chairman of the board of directors of DaVita HealthCare Partners Inc. and will be the Chief Executive Officer of HCP, a subsidiary and operating division of DaVita HealthCare Partners following the Merger. Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, defines “executive officer” as “a company’s president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.” As the Chief Executive Officer of an operating division and as Co-Chairman of DaVita HealthCare Partners Inc. following the Merger and performing policy making functions in both capacities, Dr. Margolis will be an “executive officer” of DaVita HealthCare Partners Inc., but there will be no other new executive officers as a result of the Merger.

With respect to Dr. Margolis, the Company respectfully advises the Staff that the disclosure required by Item 401 of Regulation S-K appears on page 104 of Amendment No. 1. The disclosure required by Item 404 of Regulation S-K appears under the heading “The Merger—Interests of HCP’s Managers and Executive Officers in the Merger” beginning on page 96 of Amendment No. 1. The Company further notes that the disclosure required by Items 407(a) and 407(e)(4) of Regulation S-K are not applicable to Dr. Margolis.

Finally, the Company believes that the disclosure in the prospectus substantially complies with the requirements of Item 402 of Regulation S-K as applicable to Dr. Margolis. Dr. Margolis’s new employment agreement with the Company and his compensation following and awards in connection with the Merger are disclosed under the heading “The Merger—Interests of HCP’s Managers and Executive Officers in the Merger” beginning on page 96 of Amendment No. 1. As stated in the prospectus, Dr. Margolis’s new employment agreement with the Company “will supersede his current employment agreement with HCP.” As a result, the Company respectfully submits to the Staff that the presentation of Dr. Margolis’s historical compensation and other matters required by Item 402 of Regulation S-K is not material to an HCP Member’s investment decision in connection with the vote regarding the Merger. In fact, the Staff has acknowledged that historical compensation information prior to a merger is generally not relevant following the merger. The Company respectfully refers the Staff to Interpretation 217.02 of the Staff’s Compliance & Disclosure Interpretations, last updated July 8, 2011, which indicates that, with respect to Item 402 disclosure, “[f]ollowing a merger among operating companies, there is no concept of “successor”

compensation. Therefore, the surviving company in the merger need not report on compensation paid by predecessor corporations that disappeared in the merger. Similarly, a parent corporation would not pick up compensation paid to an employee of its subsidiary prior to the time the subsidiary became a subsidiary (i.e., when it was a target).” The Company intends to follow this guidance in the preparation of its 2013 definitive proxy statement.

The Company respectfully submits that its existing disclosure substantially complies with the requirements of Item 18(a)(7) of Form S-4 and analogous Staff guidance, and that additional information regarding Dr. Margolis’s historical compensation is not material to the HCP Members’ investment decision. As a result, the Company has not revised the disclosure in response to the Staff’s comment.

Summary, page 1

5.	Please revise your summary description on page 13 to briefly address the timeframe for releasing the escrowed merger consideration in plain English. Also, to the extent that you will deliver shares, please clarify here and in other appropriate sections who will bear the risk of changes in your share price during the escrow period. In this regard your existing risk factor on page 36 should be revised to add additional context to the risk.

In response to the Staff’s comment, the Company has revised the summary description on page 14 of Amendment No. 1 to briefly address the timeframe for releasing the escrowed merger consideration. The Company has made further revisions, including to the risk factor on page 38 of Amendment No. 1, to clarify that the HCP Members and holders of HCP Options will bear the risk of changes in the DaVita share price during the escrow period. Please also see the revised disclosure on the prospectus cover page and pages 3 and 118-119 of Amendment No. 1.

The Merger, page 61

Background of the Merger, page 61

6.	Your discussion refers to strategic and financial presentations prepared for the board(s) by advisors. As one example, on page 66 you refer to a December 6, 2011 presentation by a financial advisor. While your existing disclosure states that the HCP did not receive a fairness opinion, it is unclear why these, and similar, presentations are not reports for purposes of Items 4(b) and 21(c) of Form S-4 and Item 1015(b) of Regulation M-A. Please advise or revise.

With respect to the December 6, 2011 presentation referenced on page 85, which was delivered by a financial advisor to the HCP Board, the Company respectfully notes that this presentation related only to the “structural and financial features of a transaction that [the financial advisor] thought the other potential buyer would find attractive.” This other potential buyer was never approached, either by HCP or the financial advisor, thus rendering the presentation made by the financial advisor merely speculative and unrelated to the Merger. The Company therefore believes that this presentation is not “materially relating to the transaction” as defined in Item 4(b) of Form S-4, and that disclosure of the same would be materially misleading to HCP Members.

The July 22, 2011 presentation referenced on page 62 of Amendment No. 1, which was delivered by a leading, global investment bank to the HCP Board regarding the potential for HCP to complete a successful initial public offering, was not materially related to the transaction between DaVita and HCP. The Company respectfully notes that HCP had historically received similar presentations periodically from various investment banking firms in an ongoing effort to remain generally apprised of liquidity opportunities.

With respect to the presentations delivered by JPMorgan to the DaVita Board on August 26, 2011, April 26, 2012 and May 3, 2012, referenced on pages 82, 90 and 90, respectively, of Amendment No. 1, it is the Company’s view that the disclosure required by Items 4(b) and 21(c) of Form S-4 is not applicable. First, the Company respectfully submits that DaVita stockholders are not entitled to vote on the transaction. The deliberations of the DaVita Board, other than as described under “The Merger—Recommendation of DaVita’s Board of Directors and Reasons for the Transaction” are not material to an HCP Members’ investment decision. In addition, the presentations described were not, as described in such sections, material to the DaVita Board’s decision-making with respect to the Merger and, as such, do not constitute reports “materially relating to the transaction.” Further, with respect to each such presentation, the Company notes the following:

A.	The August 26, 2011 presentation was prepared for purposes of a preliminary evaluation of the possibility of a business combination with HCP. At this time it was not clear that a transaction would take place between DaVita and HCP, as DaVita had not yet conducted the preliminary review of HCP that would be necessary prior to producing even a preliminary non-binding proposal regarding a transaction with HCP. The Company respectfully submits that Item 4(b) of Form S-4 was not intended to capture mere advice rendered in the preparation stage prior to a transaction proposal. Disclosure of such an early-stage presentation may be misleading as the decision process leading to a business combination transaction is often complex and may conclude with outcomes that are different from those discussed in preliminary stages.

B.

The April 26 and May 3, 2012 presentations constituted summaries of various transaction documents and discussion materials designed to aid the DaVita Board in its evaluation of the proposed transaction from DaVita’s perspective, including financial analysis, summaries of the principal terms of the transaction, an analysis of the potential impact of a transaction on DaVita and an overview of opportunities in the market. These presentations were not intended by the DaVita Board, management, JPMorgan or the Company’s other advisors to be considered as reports or opinions to the DaVita Board on the matters discussed at the DaVita Board meetings or to represent a stand-alone source of information for the DaVita Board, but rather were intended to be considered as discussion materials in connection with DaVita’s ongoing negotiations and internal consideration of a transaction. Moreover, the presentations constituted only one source of due diligence materials considered by the DaVita Board, and the DaVita Board’s decisions with respect to the proposed transaction ultimately factored in more complete information that it received with respect to the overall structure, timing and cost of the transaction. The

DaVita Board’s internal deliberations, and the related materials employed in those deliberations, are not material to an HCP Member’s investment decision, except as already described under “The Merger—Recommendation of DaVita’s Board of Directors and Reasons for the Transaction”.

Further, the Company respectfully submits that the summaries of then-draft agreements included in these presentations do not differ materially from, and are superseded by those summaries described under “The Merger Agreement” and “Other Agreements” on pages 114 and 153, respectively, of Amendment No. 1.

Accordingly, the Company believes that the presentations referred to in the Background of the Merger discussion in the Registration Statement do not constitute reports, opinions or appraisals within the meaning of Item 4(b) or 21(c) of Form S-4 that must be disclosed.

7.	On page 61 it indicates that Dr. Margolis presented “certain financial projections” to DaVita. Later, on page 62, it indicates that “certain financial projections” were provided, beginning in July 2011. Please revise to address material projections provided by HCP to DaVita.

The Company believes that the financial projections prepared by HCP and referenced on pages 80, 81 and 82 of Amendment No. 1 are not material to the HCP Members in making an informed decision regarding the Merger.

In addition, the Company believes that the inclusion of the financial projections could be materially misleading to the HCP Members, without providing any meaningful benefit for the following reasons:

A.	The DaVita Board did not rely on these financial projections as a determinative factor in its decision to enter into the Merger Agreement. While the DaVita Board received the referenced financial projections from HCP, DaVita prepared its own internal analysis of HCP’s business and performance. As referenced on pages 92-93 of Amendment No. 1, the decision of the DaVita Board to enter into the Merger Agreement was based upon consideration of a number of potential benefits that it believed could contribute to the success of the combined company post-closing, including HCP’s industry leadership, its integrated care model, an anticipated return implied by the forecasted cash flows of HCP’s business in excess of DaVita’s cost of capital, the strength of HCP’s continuing management team, the potential impact of the Merger on DaVita’s earnings per share, and the similarities in corporate culture between the two companies.

The DaVita Board also considered HCP’s financial projections to be inherently unreliable due to the significant uncertainties that could affect them, as disclosed in the Risk Factors discussion in the Registration Statement, including changes in laws regulating the healthcare industry that could restrict the manner in which HCP conducts its business and result in potential reductions in reimbursement rates that could negatively impact HCP’s revenue and profitability. Further, since these projections were prepared for internal purposes, presenting HCP as a stand-alone going concern, they cannot be expected to represent future results following a business combination, given the possibility that the

Merger may have unexpected adverse effects on HCP’s performance, such as compromising or diminishing HCP’s physician-centric model, as further disclosed in the Risk Factors discussion in the Registration Statement. Moreover, HCP’s internal analysis may have been prepared with a view toward presenting the projections in the best possible light in order to maximize value in a sale transaction. Each of these factors, among others, led the DaVita Board to focus its attention on analysis prepared by DaVita management in making its decision to enter into the Merger Agreement.

B.	These financial projections were prepared for internal financial management purposes from July through September 2011, while the special meeting of the HCP Members will likely occur in September or October 2012, more than one year after the date these projections were prepared. Given the considerable time elapsed and the potential that new information may be available which could be materially different than the information presented in such projections, the Company believes there is a significant risk that such projections could be outdated and misleading to HCP Members at the time they are asked to vote.

C.	HCP Members may place undue significance on the financial projections provided by HCP to DaVita, even if the projections are accompanied by cautionary language. DaVita’s review of such financial projections was only part of a larger, preliminary, due diligence process and such projections did not play a significant role in the DaVita Board’s deliberations for several reasons, including, most notably, the considerable passage of time between the preparation of the projections and the negotiation of the terms of the Merger Agreement, the fact that the DaVita Board’s deliberations focused on the growth opportunities in HCP’s industry and the potential for capitalizing on complementary models following the Merger, and the perceived unreliability of HCP’s projections.

The Company believes that it has disclosed in the Registration Statement all information material to the HCP Members’ decision regarding the proposed Merger and that any non-public information, including the above-mentioned financial projections, not so disclosed is not material to the HCP Members’ decision regarding whether or not to approve the Merger.

8.	We note references throughout this section to the importance of preserving HCP’s physician-centric operating model. In an appropriate location, please expand to address how you plan to preserve this model in greater detail and address the risks that an actual or perceived change in HCP’s operating model may have on your ability to recruit or retain physicians or clients.

In response to the Staff’s comment, the Company has revised the risk factor entitled “HCP’s revenues and profits could be diminished if HCP fails to retain and attract the services of key primary care physicians” appearing on page 69 of Amendment No. 1. For clarity, the Company has also added a cross-reference to this risk factor on page 122 of Amendment No. 1.

The Company respectfully advises the Staff that it believes disclosure already present in the Registration Statement adequately addresses the Company’s plan to preserve HCP’s physician-centric operating model. In particular, the Company refers the Staff to disclosure under the headings “HCP’s Business,” “HCP’s Competitive Strengths—Clinically based utilization models”, “HCP’s Competitive Strengths—Service commitment,” “HCP’s Strategy—Continue to Provide High Quality Care to Patients While Minimizing Costs,” “Provider Network” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—HCP—Overview and Recent Developments” on pages 160, 166, 167, 168, 169 and 182 of Amendment No. 1, which describes HCP’s integrated care model and physician-centric culture. As disclosed in the “Recommendation of DaVita’s Board of Directors and Reasons for the Transactions,” beginning on page 92 of Amendment No. 1, DaVita identified these elements of HCP’s operating model in particular as factors it considered in deciding to enter into the Merger. In addition, as evidenced by disclosure under the section headings referred to above, DaVita expects this continued focus on clinical excellence and the preservation of HCP’s approach to medicine to contribute to the success of the combined company following closing.

Additionally, the Company refers the Staff to disclosure on pages 96-99 of Amendment No. 1, which discloses DaVita’s agreements to retain the existing HCP senior management team following the closing of the Merger, including describing the terms of post-closing employment agreements that each HCP senior executive has entered into with DaVita and HCP. Further, the Company refers the Staff to disclosure on page 122 of Amendment No. 1, which discloses that pursuant to the Merger Agreement, following the closing and through December 31, 2013, the HCP management team will operate its business on an autonomous basis in a manner substantially consistent with current operations. In addition to the retention of the HCP senior management team generally, Dr. Margolis will continue as Chief Executive Officer of HCP on an ongoing basis under a two year employment arrangement, as well as serve as Co-Chairman of the board of directors of DaVita HealthCare Partners Inc. for a minimum period of four consecutive annual meetings of stockholders of DaVita HealthCare Partners after his initial appointment to the board of directors of DaVita HealthCare Partners Inc., as disclosed on pages 9, 96, 104 and 131 of Amendment No. 1.

The Company respectfully submits that the description of HCP’s business, strengths and strategy, combined with the disclosure regarding the arrangements with HCP’s management team, sufficiently demonstrate the steps that DaVita currently intends to take and the current intention of DaVita to maintain HCP’s current operating model and, as such, no additional disclosure is warranted.

Election and Exchange Procedures, page 86

9.	Please revise to provide examples illustrative of the amount of cash and/or stock that shareholders would receive in different scenarios that may occur in the election procedure. Also, provide clear examples of the calculation of the maximum stock election.

In response to the Staff’s comment, the Company has supplemented its disclosure in the section entitled “Election and Exchange Procedures – Election Procedures” beginning on page 107 of Amendment No. 1.

The Merger Agreement, page 89

10.	We note the disclosure on page 95 of the earn-out based on earn-out EBITDA. Please clarify the business whose results will be included in the calculation. Also, please clarify whether the agreement permits or restricts any actions, such as corporate expense allocations, that may impact the earn-out EBITDA.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1 to clarify that the business results that will be included in the calculation of Earn-Out EBITDA is HCP. The Company has also clarified that the Merger Agreement includes certain corporate expense allocations in the calculation of EBITDA for this purpose and the actions permitted by the Merger Agreement that may impact the Earn-Out EBITDA calculation. The Company also refers the Staff to the disclosure regarding the operation of HCP following the consummation of the Merger through December 31, 2013, set forth on page 122 of Amendment No. 1.

Exhibits

11.	Please file Dr. Margolis’ employment agreement pursuant to Item 601(b)(10) of Regulation S-K. To the extent any of the other officers of HCP will be executive officers of DaVita, please file their employment agreements as exhibits.

As noted on page 96 of Amendment No. 1, the Company and Dr. Margolis are negotiating the terms of an amended and restated employment agreement. The Company will file the agreement at an appropriate time following its execution. The Company respectfully notes that no other officers of HCP will be executive officers of DaVita HealthCare Partners following the Merger. Please refer to the Company’s response to Comment 4 above.

12.	Please provide the consent required by Rule 438 for Dr. Margolis.

In response to the Staff’s comment, the Company has filed the consent required by Rule 438 for Dr. Margolis as Exhibit 99.1 to Amendment No. 1.

*    *    *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-887-1554.

Very truly yours,

/s/ David P. Slotkin

David P. Slotkin

Cc:	Kim M. Rivera
Spencer D. Klein
Robert J. Denham
Mark H. Kim